Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

August 13, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on August 13, 2009.

Item 4

Summary of Material Change

Gammon Gold Reports Second Quarter Financial Results, the Seventh Consecutive Quarter of Positive Operating Cash Flow

Item 5

Full Description of Material Change

(Halifax, NS) Gammon Gold Inc. (“Gammon Gold”) (TSX:GAM and NYSE:GRS) announces its unaudited financial results for the three and six months ended June 30, 2009. All figures reported are in U.S. dollars unless otherwise indicated.

Second Quarter Financial Highlights

For the three-month period ended June 30, 2009:

  Revenues of $43.3 million

  Cash from operations of $13.7 million, the seventh consecutive quarter of positive operating cash flow

  Earnings before other items of $3.4 million or $0.03 per share

  A $7 million foreign exchange loss resulting from the strengthening of the Mexican peso and Canadian dollar relative to the U.S. dollar negatively impacted earnings and contributed to a net loss of $7.6 million, or $0.06 per share, for the quarter

  The Company ended the quarter with a strong cash position of $22 million and as a result, the Company’s net debt position, defined as long-term debt and capital leases less cash, improved to $21.5 million

  Successfully renegotiated the amendment of its $50 million credit facility and received a waiver of first quarter covenant violations and thereby restored full access to the undrawn portion of the facility

For the six-month period ended June 30, 2009:

  Revenues of $90.7 million

  Cash from operations of $32.7 million

  Earnings before other items of $8 million or $0.07 per share

  A $5.1 million foreign exchange loss recognized in the period contributed to a net loss of $4.7 million or $0.04 per share for the period

Second Quarter Operational Highlights

  Production of 31,115 ounces of gold, 1,083,471 ounces of silver or 47,123 gold equivalent ounces, using the gold-to-silver ratio of 67:1 experienced in the quarter. Using the Company’s long term gold- to-silver ratio of 55:1, gold equivalent production was 50,814 ounces. While production at Ocampo during the quarter was in line with Q1 2009 production levels, production at El Cubo was negatively impacted by a 7-week labour disruption that adversely affected consolidated production during the quarter.

  Cash costs for the quarter were $453 per gold equivalent ounce, using the gold-to-silver ratio of 67:1 experienced during the quarter. Using the Company’s long term gold-to-silver ratio of 55:1, cash costs were $420 per gold equivalent ounce, or 18% lower than Q2 2008, despite incurring extraordinary costs related to the El Cubo work stoppage in April 2009.

  During the latter part of June, operations at the Ocampo heap leach processing facility were suspended to accommodate the conversion to a more cost effective overland conveyor stacking system, removing the grasshoppers off the face of the heap.

  Improved Ocampo’s underground lateral development productivities year to date by over 100% with over 30 development headings being cycled.

  Recruited over 100 new miners at Ocampo’s underground operations.

  The aggressive $12.3 million, 123,000 metre exploration program at Ocampo remains on target with 72,822 meters drilled in 397 holes to the end of July 2009.

  Presidential approval was received for the absolute freehold of the 4,275 hectare Ocampo land package whereby Gammon became the first gold mining company headquartered outside of Mexico to purchase exclusive land rights and titles from the Ejidos for the property used in its operations.

  Successfully negotiated the conclusion of the 7-week strike at the El Cubo mine that resulted in the adoption of a 7-day continuous work schedule that is expected to improve productivities and therefore, operating margins over time. During the labour disruption, management remained steadfast in its resolve that the union adopt a continuous work schedule.

Subsequent Highlights

  Phase III Ocampo mill expansion is currently in the commissioning phase that will increase mill processing capacity to between 3,300 and 3,400 tonnes per day. The 3-phased mill expansion has effectively more than doubled the original name plate capacity of 1,500 tonnes per day at a minimal capital cost of $4.7 million to date.

  Ocampo was fully connected to 20 megawatts of grid power on July 15, 2009 and currently all areas of the mine are accessing CFE grid power. The lower cost and more reliable source of grid power is expected to provide significant costs savings of approximately $20-25 per gold equivalent ounce going forward.

  The Company commissioned a re-optimization of the stacking design capacity of the existing heap leach facility. The revised stacking design resulted in a 10-million tonne increase of the current heap leach pad capacity. This additional capacity will allow the Company to further defer the capital costs associated with the phase 3 heap leach expansion to 2011 and is expected to restore daily stacking rates to between 10-12,000 tonnes per day by early August 2009.

  On July 2, 2009 the Company made $15 million in debt repayments against its term loan.

“As the 18-month Ocampo capital expansion program is largely complete, the Company can begin to leverage the benefit of this strategic and innovative expansion program. The positive impact the expansion program has already had on our operations is evident in the improved cash costs reported in the second quarter. Using our long-term gold equivalency ratio of 55:1, in spite of the lower production achieved in the quarter and extraordinary costs incurred related to the El Cubo labour disruption, cash costs have decreased by 18% over the same period in 2008.” stated René Marion, Chief Executive Officer of Gammon Gold. Mr. Marion continued, ”Additionally, we are confident that the additional processing capacity available at Ocampo will be supported by the ongoing ramp-up of the underground, and when combined with the return to normal operations at El Cubo, we anticipate that improved production and an enhanced cost structure will be achieved during the latter part of 2009.”

Summarized Financial and Operational Results:
(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	For the Three Months Ended
	June 30, 2009	June 30, 2008
		(Restated) (4)
Gold ounces sold	30,461	44,273
Silver ounces sold	1,116,067	1,484,763
Gold equivalent ounces sold(1)	47,081	72,694
Gold equivalency rate	67:1	52:1
Gold ounces produced	31,115	43,465
Silver ounces produced	1,083,471	1,445,887
Gold equivalent ounces produced(1)	47,123	71,154
Revenue from mining operations	$43,326	$64,550
Production costs, excluding amortization and depletion	$22,451	$35,998
Earnings before other items	$3,422	$9,726
Net (loss) / earnings	($7,573)	$4,848
Net (loss) / earnings per share	($0.06)	$0.04
Net (loss) / earnings per share, diluted	($0.06)	$0.04
Cash flows from operations	$13,715	$24,342
Net free cash flow(2)	($6,922)	$4,299
Total cash	$21,951	$8,215
Total cash costs per gold equivalent ounce(2)	$453	$501
Total cash costs per gold ounce(2)	$198	$238
Average realized gold price per ounce	$920	$897
Average realized silver price per ounce	$13.71	$17.44
Gold equivalent ounces sold (55:1)(3)	50,753	71,269
Gold equivalent ounces produced (55:1)(3)	50,814	69,754
Total cash costs per gold equivalent ounce (55:1)(3)	$420	$511
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 21 of the associated Management’s Discussion and Analysis.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	See Note 15 of the second quarter consolidated financial statements.

Summarized Financial and Operational Results
(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	For the Six-Months Ended
	June 30, 2009	June 30, 2008
		(Restated) (4)
Gold ounces sold	64,896	75,728
Silver ounces sold	2,387,821	2,733,357
Gold equivalent ounces sold(1)	99,086	127,793
Gold equivalency rate	69:1	52:1
Gold ounces produced	67,944	76,564
Silver ounces produced	2,434,771	2,756,858
Gold equivalent ounces produced(1)	102,603	129,100
Revenue from mining operations	$90,675	$115,918
Production costs, excluding amortization and depletion	$45,546	$60,690
Earnings before other items	$8,008	$22,056
Net (loss) / earnings	($4,700)	$11,892
Net (loss) / earnings per share	($0.04)	$0.10
Net (loss) / earnings per share, diluted	($0.04)	$0.10
Cash flows from operations	$32,746	$38,897
Net free cash flow(2)	($3,005)	$5,891
Total cash at bank	$21,951	$8,215
Total cash costs per gold equivalent ounce(2)	$454	$505
Total cash costs per gold ounce(2)	$210	$245
Average realized gold price per ounce	$913	$905
Average realized silver price per ounce	$13.13	$17.55
Gold equivalent ounces sold (55:1)(3)	108,311	125,425
Gold equivalent ounces produced (55:1)(3)	112,213	126,689
Total cash costs per gold equivalent ounce (55:1)(3)	$415	$515
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 21 of the associated Management’s Discussion and Analysis.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	See Note 15 of the second quarter consolidated financial statements.

Unaudited Financial Statements and the Management’s Discussion and Analysis for the three and six months ended June 30, 2009 will be posted on SEDAR at www.sedar.com and on the Company’s website at www.gammongold.com.

A webcast and conference call will be held on Thursday, August 13, 2009 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

  Toll Free: 1-800-732-9303

When the Operator answers please ask to be placed into the Gammon Gold Second Quarter 2009 Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2729320

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Saturday, August 22, 2009 by dialing the appropriate number below:

Local Toronto Participants: 1-416-640-1917	Passcode: 21310631#
North America Toll Free: 1-877-289-8525	Passcode: 21310631#
Outside North America: 1-416-640-1917	Passcode: 21310631#

Archive Webcast:

The webcast will be archived for 365 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2729320 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward- looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, the timing of the completion of the Phase III Ocampo mill expansion, anticipated 2009 results, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated thereafter, the ability to achieve productivity and operational efficiencies, the ability to complete the Phase III mill expansion, the connection to the grid power, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

August 13, 2009